UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Expires: October 31, 2018
Washington, D.C. 20549	Estimated average burden
Hours per response 2.50
FORM 12b-25
SEC FILE NUMBER
000-24370
NOTIFICATION OF LATE FILING
CUSIP NUMBER
81371J307

(Check One):  ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q   ☐ Form 10-D    ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended:  June 30, 2017
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Sector 10, Inc.
Full Name of Registrant

Former Name if Applicable
222 South Main Street, 5th Floor
Address of Principal Executive Office (Street and Number)
Salt Lake City, UT 84101
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is involved in significant litigation which has caused delays in gathering data needed to prepare the complete and accurate documentation required for the 1st Quarter for the fiscal year ended March 31, 2018.  The extension is filed in order to provide additional time to obtain this critical information needed to complete Form 10-Q for the period ended June 30, 2017.  In addition the litigation has caused significant financial hardship which may cause further delays in gathering information and filing appropriate reports.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Pericles P. DeAvila	206	853-4866
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ Yes☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the ongoing litigation and reasons for such litigation, the Company has not been able to generate revenues                            thereby producing losses consistent with the prior year

Sector 10, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 14, 2017	By	/s/ Pericles P. DeAvila